FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      For the month of November 2007 No.5

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     On November 28, 2007, the Registrant announced that it Starts Volume Production for International Rectifier. Attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            TOWER SEMICONDUCTOR LTD.

Date: November 28, 2007                     By: /s/ Nati Somekh Gilboa
                                            --------------------------
                                            Nati Somekh Gilboa
                                            Corporate Secretary

                  TOWER SEMICONDUCTOR STARTS VOLUME PRODUCTION
                          FOR INTERNATIONAL RECTIFIER

Ramp is Commencing this quarter, Q4 2007

MIGDAL HAEMEK, ISRAEL - November 28, 2007 - Tower Semiconductor Ltd. (Nasdaq:
TSEM; TASE: TSEM), an independent specialty foundry, today announced that it has successfully produced, delivered and qualified the first prototype products for International Rectifier Corporation (IR). Volume production starts this quarter at Tower's Fab 2. The products utilize IR's proprietary technology, according to the agreement that was announced on September 25, 2006.

The manufacturing of wafers in Fab2 progressed according to plan and wafers were delivered on schedule. The first product came out functional and the yield met the customer's expectations. The first product already passed qualification.

"We are very pleased with our results to date," said Zmira Shternfeld-Lavie, VP and General Manager of Process Research & Development and Process Transfers for Tower. "The inter team support, capability and communication has been excellent. We are confident that the remaining milestones will also be met and look forward to many years of partnership and mutual success."

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. (Nasdaq: TSEM, TASE: TSEM) is an independent specialty foundry that delivers customized solutions in a variety of advanced CMOS technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors, power management devices, and embedded non-volatile memory solutions. Tower's customer orientation is complemented by its uncompromising attention to quality and service. Its specialized processes and engineering expertise provides highly flexible, customized manufacturing solutions to fulfill the increasing variety of customer needs worldwide. Boasting two world-class manufacturing facilities with standard and specialized process technologies ranging from 1.0- to 0.13-micron, Tower Semiconductor provides exceptional design support and technical services to help customers sustain long-term, reliable product performance, while delivering on-time and on-budget results. More information can be found at http://www.towersemi.com.

SAFE HARBOR

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in our most recent Annual Report on Form 20-F, Forms F-1, F-3 and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority. We do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

                                      -----

MEDIA CONTACTS:
Shelton Group, on behalf of Tower Semiconductor
Melissa Conger, 972-239-5119 ext. 137
mconger@sheltongroup.com

Tower Semiconductor
Noit Levi, +972 4 604 7066
noitle@towersemi.com